Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047183

9 October 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

op Vanessa

Andrew M Knox
Public Officer

Enc.

SEC Mail Processing
Section

OCT 19 2009

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dw 10/22

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Appointment of Director

Cue Energy Resources Limited is pleased to announce the appointment of Mr Steven Koroknay, BE(hons) Civil Eng (Sydney) as a Director of the Company.

Mr Koroknay has held senior positions with, and has been a director of, several public companies involved in the oil and gas sector, including ExxonMobil, Bridge Oil, Aztec Mining Limited, Delta Gold NL, CIM Resources Limited, Cloncurry Mining NL, Intec Limited and the Anzon Group of Companies.

He is currently a non executive director of Innamincka Petroleum Limited, Eastern Corporation Limited and non executive chairman of Gallilee Energy Limited.

Mr Knox has today tended his resignation as a director of the Company.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin

9 October 2009

SEC Mail Processing
Section

OCT 19 2009

Washington, DC
110

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Continued Success in the Taranaki Basin, New Zealand

Cue is pleased to advise that the Manaia-1 is a successful oil appraisal well and is being completed as a future producer from the Mangahewa reservoir.

The Maari Joint Venture partners have now successfully reached all objectives in the drilling operations in the off-shore Taranaki Basin, New Zealand. To date, seven oil production wells and three water injection wells have penetrated three different plays (Moki, M2A and Mangahewa Sandstones) on two separate structures (Maari and Manaia Structures).

Bob Coppin, Cue CEO states that *"the well and production results, have shown that our offshore Taranaki assets have excellent proven oil production potential. We acknowledge that the operating conditions are technically challenging and we appreciate the safe, efficient and timely drilling-operations of the operator OMV. The efficient drilling operations to date have been very pleasing."*

The **Maari oil field** commenced production from the Moki reservoir section in February 2009. Five oil production and three water injections wells are designed to optimise reservoir performance and longevity. The production wells were drilled horizontally through the primary Moki reservoir section, and they will drain oil across the field. The Moki reservoir is expected to produce at least 50 million barrels of oil over a 10-15 year period. The Maari processing facility is currently near capacity from the five production wells.

The **Maari M2A** appraisal well was spudded 10/09/2009 with the aim of completing a horizontal well through the M2A sandstone to tie back to the Maari production facilities. The M2A sandstone lies approximately 50m above the Moki sandstone. The M2A sandstone was penetrated several times during the Moki production drilling campaign, and data from these wells showed good to excellent oil bearing reservoir rock properties. The M2A appraisal well drilled 1209m horizontal section through the reservoir with a net oil pay of 660m. Technical assessment is on-going, but the most-likely oil-in-place M2A volumes are in the range of 30-40 million barrels. Recoverable volumes will be estimated in due course, but it is clear that the M2A reservoir will increase Cue's proven oil reserves.

The **Manaia oil field** is located approximately 10km to the SW of the Maari oil field. The primary target at Manaia is the Mangahewa sandstone which underlies that M2A and Moki sandstones. The Maari joint venture partners took the option to drill the Manaia well in May 2009. The well was designed as a long reach horizontal well, and was drilled to a total depth of 7945mMD. A gross Mangahewa reservoir section of 1524m was penetrated with an approximate net-to-gross of 60-70%. Logging-While-Drilling (LWD) tools plus gas-ratio analyses confirm the presence of hydrocarbons throughout net Mangahewa reservoir section. Although no further assessment of reserves have taken place, previous volumetric estimates indicate most likely oil-in-place of approximately 58 million barrels. The Manaia well will now be tied back into the Maari production facilities and production will commence over the next months. Manaia oil increases Cue's proven oil reserves and is expected to add life to the Maari project.

Bob Coppin said today that "*The continued success in the Maari and Manaia fields indicates that there is substantial near field exploration/appraisal opportunities in our New Zealand permits. Not only have we added reserves but we have also gained significant technical data from the drilling campaign which assists our forward plans and objectives in New Zealand. We recognize that there is also unrealized potential at the Mangahewa reservoir level at Maari and at the Moki levels at Manaia. We expect the joint venture will focus on the technical merits of each of these with the intention of further appraisal drilling in the future* ".

The participants in the Manaia-1 appraisal well are

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%
(a wholly owned subsidiary of Horizon Oil Limited (HZN)	

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au

Robert J Coppin
Chief Executive Officer

9th October 2009


SW
Maui-4
Maari
Well Head Platform
NE
6 km
Depth mSS
Source: OMV Oct 2009
0
100
1000
2000
Plio-
Pleistocene
Miocene
Oligocene
Eocene
Manganui Formation
Manaia Moki Sandstone
Appraisal Opportunity
M2A Sandstone
Moki Sandstone
Lower Manganui Fm
Ngatoro Group
Maari Mangahewa Sandstone
Appraisal Opportunity
Manaia Structure
Mangahewa Fm
Maari Structure


Top Mangahewa Sandstone
Depth Map
Maari Oil Field
Maari WHP
Proposed Manaia Well path
Approx 7km
Manaia Oil Field
Maui-4
Scale 5km

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Drilling Report for the period 25th September to 9th October 2009

M2A Development Well

Cue is pleased to advise that since the last report (25/09/2009) the completion has been run in the M2A well and the well successfully suspended as an oil producer. A 660 meter section of net oil reservoir was encountered in the horizontal portion of the well. M2A will be tied into to the Maari Production facilities for subsequent production.

Manaia-1 Appraisal Well

The *ENSCO 107* jack-up rig was skidded back to the Manaia-1 appraisal well at 1800hrs on the 28th September 2009.

As of 20.40 hrs 8th October 2009, the well had reached total depth (TD) of 7945mMD (2001mTVDSS) in the horizontal 8½" hole section. A horizontal hole of 1524m was drilled through the Mangahewa reservoir with approximately 60-70% net-to-gross reservoir section penetrated. Cue is pleased to advise that Logging-While-Drilling (LWD) tools plus gas-ratio analyses confirm the presence of hydrocarbons throughout net Mangahewa reservoir section.

The forward plan is to complete the horizontal section of the well and suspend as an oil producer. The well will be tied into the Maari Production facilities for subsequent testing and production. Manaia oil will be produced when spare production capacity is available.

The participants in the Manaia-1 appraisal well are

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%
(a wholly owned subsidiary of Horizon Oil Limited (HZN)	

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin

9 October 2009